1271 Avenue of the Americas | New York, New York 10020
Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

March 17, 2022

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Angelini

Re:	Forza X1, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 9, 2022
File No. 333-261884

Dear Ms. Angelini:

On behalf of our client, Forza X1, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 23, 2022 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (Amendment No. 2) (the “Revised Registration Statement Amendment No. 2”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement Amendment No. 2 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement Amendment No. 2.

Amendment No. 1 to Form S-1

General

1.	We note your response to prior comment one. Please revise the first sentence of the legend accompanying your graphics to disclose that the boats shown in these images are artist’s conceptions only and do not represent actual boats or models.

Response: The first sentence of the legends accompanying the graphics have been revised to disclose that the boats shown in these images are artist’s conceptions only and do not represent actual boats or models.

United States Securities
and Exchange Commission

March 17, 2022

2.	We note your response to prior comment two. The graphic on page 50 appears to depict the Forza X1 due to the caption, logos, and hull labelling. Please either delete the graphic or revise it by (i) removing the caption, logos, and hull labels and (ii) including text that explains this prototype has been discontinued and, other than the console, does not represent the X1 model currently being designed by the company. Please also revise your description of the second prototype to describe what the testing consisted of, how success was measured, and the extent to which test results are applicable to the X1.

Response: The graphic referenced in comment number 2 has been deleted. In addition, the description of the second prototype has been revised to describe what the testing consisted of, how success was measured, and the extent to which test results are applicable to the X1.

Prospectus Summary, page 1

3.	We note your responses to prior comments three and eight. Please further revise your prospectus summary to disclose, if true, that you have not yet (i) entered into arrangements with third parties to provide financing services, (ii) hired staff for your intended support and service department, or (iii) partnered with third parties to address service needs or operate service centers. Please further revise your business section as follows:

●	Describe the “customer experience and services centers” referenced on page 11, including the expected locations and timetable to establish.

●	We note the description of your service network indicates mobile units will be available within 500 miles of your future factory, but also throughout the country; please revise to clarify this apparent inconsistency.

●	We note you will “permit” customers who lack Forza service access to utilize an alternative provider and obtain reimbursement; please describe the authorization process and limitations on reimbursement, such as whether this applies only to covered warranty repairs.

●	Describe the expected timetable, steps you have taken, and steps that remain in relation to your distribution and service plans.

Response: The prospectus summary in the Revised Registration Statement Amendment No. 2 has been revised in response to comment number 3.

United States Securities
and Exchange Commission

March 17, 2022

4.	We note your revisions in response to prior comment four. Please revise to discuss your current competitive position relative to other electric boats. For example, are other electric boats currently manufactured and sold commercially? If so, describe the impact on your planned operations and ability to penetrate the market you describe.

Response: The disclosure in the Revised Registration Statement Amendment No. 2 has been revised in response to comment number 4.

Use of Proceeds, page 36

5.	We note your revisions in response to prior comment five, but it is still unclear how your offering and the Twin Vee offering relate to each other. In this regard, we note that Twin Vee allocated $12 million dollars to its electric boat business and EV Testing Center, and its Form 10-Q filed November 15, 2021, confirmed this use of proceeds, along with disclosing your incorporation on October 15, 2021. However, your disclosure indicates that you have received just $2 million as a capital contribution from Twin Vee, and that $0.6 million is due to Twin Vee for its “funding” of your working capital needs. Please revise your disclosure to clearly state whether Twin Vee will transfer to you the outstanding $10 million from its offering proceeds as a capital contribution. Avoid terms such as “funding” or “support” without clearly explaining whether these constitute investments or advances, subject to repayment, and quantifying the amount in question.

Response: The Use of Proceeds section in the Revised Registration Statement Amendment No. 2 has been revised in response to comment number 5. Specifically, Forza discloses that it does not intend to receive any further capital contributions from Twin Vee.

Regarding the rationale for this offering, the following information is provided supplementally.

Following the Twin Vee IPO, Twin Vee determined that for branding purposes, to avoid confusion in the marketplace and to differentiate between its legacy Twin Vee gas-powered line of boats and the new line of electric boats it was developing to be sold primarily to the end user as opposed to primarily through dealers, it would market its new line of electric boats under a new brand name (and new subsidiary) separate and apart from Twin Vee. As a result, on October 15, 2021, Forza was incorporated as a wholly owned subsidiary of Twin Vee. Pursuant to an assignment of assets agreement and other agreements Twin Vee transferred the entirety of its electric boat business to Forza for 6,500,000 shares of our common stock, which allows Twin Vee to focus on gas-powered boats while benefitting from the EV technology industry through its ownership interest in us.

At Forza’s inception on October 15, 2021, Forza and Twin Vee did not have separate bank accounts or vendors established. Until that occurred, Twin Vee paid for Forza-related expenses in the amount of approximately $600,000. In addition, to date, Forza has received a $2,000,000 capital contribution from Twin Vee, which funds Forza has used for the design, development, testing, production and marketing of our electric boats and electric outboard motors.

Originally, Twin Vee anticipated it would use the same factory and many of the same employees, to manufacture both its gas-powered boats and its electric boats. However, with the increase in Twin Vee’s production since the Twin Vee IPO from one gas-powered boat per week to four gas-powered boats per week, which it anticipates will increase to five gas-powered boats per week by May 2022, and it’s and Forza’s view that the demand for fully integrated electric boats has increased significantly since the Twin Vee IPO (which view is based on, among other things, verbal feedback that Forza has received from boat distributors and potential consumers), there is limited additional manufacturing capacity at Twin Vee’s current facility for the manufacture of the electric boats. Also, it was originally anticipated that the electric boat would be a retrofitted Twin Vee 280 Electric with a proprietary electric motor added to the boat; however, after the first prototype was tested in the Indian River near North Hutchinson Island in Fort Pierce, Florida and failed and. after the successful sea trial of the Twin Vee 280 Electric – 2.0 Prototype in November 2021, Twin Vee decided to develop a new multi-hull, catamaran design for its electric boats and not seek to retrofit an electric propulsion system into a boat originally designed for a gas-engine, making it less cost efficient to use the current Twin Vee factory for its electric boat manufacturing. Furthermore, Twin Vee came to realize that consumer preference in the electric marine market was and is trending towards the single purchase of a fully integrated electric boat with a technically advanced control system and electric motor and battery pack system, rather than the purchase of a retrofitted hull configured by replacing traditional gas and diesel fuel powered fuel compartments with an advanced control system and electric motor and battery pack. Therefore, in November 2021 Twin Vee decided to build a second factory for the manufacture of the electric boats and to hire a separate, second set of employees focused solely on manufacturing electric boats. The capital necessary to build the second facility will require financing, which Forza intends to raise in this offering.

United States Securities
and Exchange Commission

March 17, 2022

Twin Vee also came to believe that the current Twin Vee business model, which primarily includes designing, manufacturing and marketing gas-powered boats that are primarily sold through independent dealers, may not work best for Forza’s business, which includes developing fully integrated environmentally friendly electric boats that will be sold primarily directly to the end user via our proprietary web-based and app platform. As stated above, it was originally anticipated that Twin Vee would retrofit a gas-powered boat with an electric motor that would be designed by twin Vee and that Twin Vee would also sell the motors to other third-party boat manufacturers to retrofit their boats. However, as stated above, Twin Vee came to realize that consumer preference in the electric marine market was and is trending towards the single purchase of a fully integrated electric boat with a technically advanced control system and electric motor and battery pack system, rather than the purchase of a retrofitted hull configured by replacing traditional gas and diesel fuel powered fuel compartments with an advanced control system and electric motor and battery pack. Many companies that manufacture gas-powered boats have not embraced the concept of retrofitting their existing gas and diesel fuel powered boats with electric outboard motors and battery packs given that in many cases electric motors are more expensive than gas-powered motors and are generally viewed as less powerful resulting in a more limited range. Furthermore, retrofitting an electric motor with various other boat manufactures would require extensive development, testing and manufacturing of multiple variations of electric motors, which are no longer required. Now Forza can focus on “integrated and factory installed” electric boats where all of the components of an integrated electric boat (i.e., technically advanced control system and electric motor and battery pack system) are combined under a single, stand-alone brand (and entity) that is manufactured in its own facility, which Forza and Twin Vee believe will be a more successful strategy than attempting to retrofit former gas-powered boats and sell electric motors. In light of the foregoing and the current valuations for electric technology-based companies, such as Rivian and Lucid, it was determined that financing the new factory and developing, manufacturing and marketing fully integrated electric boats would have the greatest chance of success if Forza were to be a stand-alone company, publicly traded company.

As a result of the foregoing and the decrease in Twin Vee stock price subsequent to the IPO, Twin Vee further determined, with the assistance of advice from its investment banking advisors, that a financing by Forza as a stand-alone entity through this offering has a greater chance of success than a second public offering or other issuance of Twin Vee common stock and that Twin Vee’s stockholders would benefit from such a financing by us through its ownership of our common stock. If Forza is are able to benefit from a higher valuation of Forza as stand-alone entity, Twin Vee shareholders will suffer less overall dilution then they would if Twin Vee were to issue additional securities of Twin Vee and will benefit from their indirect ownership of Forza at a higher valuation.The decision not to design and sell a separate electric motor, Twin Vee believes, will result in significant cost savings as a separate motor would have required a new design for each boat retrofitted with the motor as well as a separate sales and marketing team and therefore the planned $6,000,000 of proceeds initially earmarked for the design, development, testing, manufacturing and marketing of a fully electric propulsion system is no longer needed for that purpose.Twin Vee still intends to use the $3,500,000 allocated for its proposed innovation and testing center to acquire waterfront property for a testing center; however, Twin Vee’s focus will be on gas-powered boats. Real estate costs have increased significantly in the last six months and there is a very limited inventory of available waterfront property in the Treasure Coast area of Florida. Twin Vee is dedicated to finding such a property and has increased its geographical search beyond Florida to find a suitable location.

6.	Your revised disclosure suggests that the primary reason for conducting the Forza offering following the Twin Vee offering is a changed business plan (i.e., from Twin Vee retrofitting existing boats with electric propulsion and control systems, to Forza developing a fully integrated electric boat, with concomitant changes in manufacturing and distribution), and that marketing considerations were the basis for the new entity and brand. While these changes imply incremental increased costs (which are not quantified, except insofar as Twin Vee’s EV Testing Center was allocated $3.5 million and Forza’s factory is disclosed to cost $11.1 million), it still appears that your offering seeks investment for the electric boat business that was the primary purpose for the Twin Vee offering, as reflected in its expected use of proceeds. Please explain why Forza’s offering is not duplicative of Twin Vee’s offering. Consider whether investors who purchased Twin Vee shares based on its electric boat plans would now need to purchase Forza shares to accomplish this investment objective. Also consider the extent to which your identified uses of proceeds overlap with those of Twin Vee.

Response: Please see the explanation for the rationale for this offering as set forth in the response to Comment number 5 above. As noted above, the use of proceeds for this offering is to develop a manufacturing plant that was not contemplated by Twin Vee’s offering.

United States Securities
and Exchange Commission

March 17, 2022

7.	Your revised disclosure states that Twin Vee intends to “further support” Forza X1 “by continuing its efforts to acquire a waterfront property in Fort Pierce, Florida for development of an EV Testing Center.” This suggests that Twin Vee still intends to develop an EV Testing Center; please revise to clarify, if true, that this property is now intended to be the site of the future Forza factory. The reference to “further support” suggests that Twin Vee will fund the property acquisition and/or development, yet the description of the Forza factory on page 64 sets forth the full cost of the project, including $750,000 for the parcel, and disclosure on page 68 indicates Forza has paid the deposit. Please revise to clarify whether “support” refers to financial support (such as the $3.5 million in net proceeds that Twin Vee had allocated to the EV Testing Center) or some other type of support.

Response: The Use of Proceeds section in the Revised Registration Statement Amendment No. 2 has been revised in response to comment number 7.

8.	Your revised disclosure states that Twin Vee determined to develop and market its new line of electric boats under a new brand name and subsidiary after the sea trial of its 2.0 prototype. We note, however, that this sea trial occurred in November 2021, while your incorporation occurred in October 2021. Please revise to reconcile the apparent inconsistency regarding timing and decision-making.

Response: The Revised Registration Statement Amendment No. 2 has been revised in response to this comment number 8, specifically to clarify the timing and decision-making (i.e., that the new subsidiary was formed in October 2021 and when the sea trial occurred in November 2021 the decision was made to build a separate facility for Forza and develop electric boats separately from Twin Vee).

9.	Your revised disclosure states that you have received increased indications of interest in your electric boats. Please revise your disclosure to provide additional explanation and support for this statement. Include the number of unique users who have registered for the reservation waitlist on your website.

Response: The Revised Registration Statement Amendment No. 2 has been revised in response to this comment number 9. Forza’s reference to “indications of interest” meant verbal communications of interest, as is typical in the boating industry. Nonetheless, all references to “indications of interest” have been deleted due to the potential for confusion.

United States Securities
and Exchange Commission

March 17, 2022

Business, page 47

10.	We note your revisions in response to prior comment six. Please further revise your disclosure to describe the mechanism and timing by which Twin Vee transferred its electric boat business to you. Please file any material related agreement or instrument as an exhibit to your registration statement.

Response: The Revised Registration Statement Amendment No. 2 has been revised in response to this comment number 10. In addition, the Company has filed as exhibits to the Revised Registration Statement Amendment No. 2: (i) the assignment of assets agreement pursuant to which Twin Vee transferred its assets related to the electric boat business to Forza, (ii) a transition services agreement between Twin Vee and Forza, and (iii) the agreements pursuant to which the intellectual property was assigned.

Forza X1 Intellectual Property, page 63

11.	Please file as an exhibit the document reflecting the assignment described in your response to prior comment ten.

Response: The Revised Registration Statement Amendment No. 2 has been revised in response to this comment number 11. As stated in the response to comment number 10, the Company has filed as an exhibit to the Revised Registration Statement Amendment No. 2 the agreements pursuant to which the intellectual property was assigned.

Facilities, page 68

12.	We note your revisions in response to prior comment 12. Please file as an exhibit to your registration statement the purchase agreement that gives you the right to acquire ownership of the parcel described as the future site of the Forza X1 factory.

Response: The Revised Registration Statement Amendment No. 2 has been revised in response to this comment number 12. Specifically, Company has filed as an exhibit to the Revised Registration Statement Amendment No. 2 the assignment of land contract, which, among other things, grants to Forza the right to acquire the parcel of land described as the future site of the Forza X1 factory.

United States Securities
and Exchange Commission

March 17, 2022

Executive Compensation, page 78

13.	We note you have filed employment agreements with Twin Vee in response to our prior comment 16. However, revised disclosure indicates that you intend to enter into new employment agreements with your Chief Executive Officer, Chief Financial Officer, and Director of Tooling. Please disclose the material terms and file these agreements as exhibits to your registration statement.

Response: The Revised Registration Statement Amendment No. 2 has been revised in response to this comment number 13. Specifically, the Company has filed as an exhibit to the Revised Registration Statement Amendment No. 2 the employment agreement to be entered into with Forza’s Chief Executive Officer upon the closing of the offering. In addition, the material terms of this employment agreement have been disclosed.

Certain Relationships and Related Party Transactions, page 85

14.	We note revised disclosure that indicates you expect to transition your management services agreement with Twin Vee into an agreement governing the procurement, shipping, receiving, storage, and use of Twin Vee’s facility until your facility is completed. Please disclose the material terms of this agreement and file it as an exhibit to your registration statement. Include disclosure of how manufacturing capacity will be allocated between you and Twin Vee.

Response: The Revised Registration Statement Amendment No. 2 has been revised in response to this comment number 14. In addition, the Company has filed as an exhibit to the Revised Registration Statement Amendment No. 2 a transition services agreement between Twin Vee and Forza.

Financial Statements, page F-1

15.	We note your response to prior comment 20 and your revised financial statements for the period of inception through December 31, 2021. Please tell us why it is appropriate to present only the financial statements of Forza X1, Inc. since its inception on October 15, 2021. Tell us why you do not present any predecessor financial information from your parent, Twin Vee. In this regard, please substantiate why it is inappropriate to present carve-out financial statements of the Electra Power SportsTM Division of your parent for 2021 and 2020 given that you disclose Twin Vee dedicated resources to designing and building prototype electric boats. Reference for us the authoritative literature you rely upon to support your presentation.

Response: The Revised Registration Statement Amendment No. 2 has been revised in response to this comment number 15 by including the requested financial statements.

* * *

United States Securities
and Exchange Commission

March 17, 2022

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Patrick Egan at (212) 885-5346.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Joseph Visconti
Chief Executive Officer, Forza X1, Inc.